Exhibit 2.4

Management Discussion And Analysis

Minco Mining & Metals Corporation

For The Year Ending December 31, 2003

Project Activity

Projects in Gansu Province:

The joint venture company Gansu Keyin Mining Co. Ltd. (“Keyin”) was formed pursuant to an agreement dated August 28, 1998 and amended August 28, 2003.  The following projects in Gansu Province are operated through Keyin:

1. White Silver Mountain

As per the amendment signed on August 28, 2003, the Company has spent approximately 20 million RMB and earned 61% total project interest.  Both parties to the joint venture company may proceed in accordance to the original joint venture contract, which provided the Company with the right to earn an 80% interest by spending 40 million RMB (approximately C$6.3 million).  There is no time limit for the contribution.

In 2003, C$36,994 was spent on this property.

2. Yangshan (Anba)

In 2003, the Company signed agreements with the Gansu Provincial Government and two other companies in Gansu for the exploration and development of the Anba gold deposit in the Yanshan gold field.  Pursuant to the terms of the agreements, Keyin has the right to acquire a 40% equity interest in Yangshan Gold Mining Co., Ltd. (“YGM”), a joint venture company to be established for the exploration and development of the Anba gold deposit.  YGM will acquire a 100% interest in the Anba gold deposit for US$6 million, consisting of a 40% initial payment and the balance of 60% to be paid over 5 years.  Keyin’s share of the capital contribution is 40%, which is 24 million RMB (approximately C$3.8 million). Keyin will be the largest shareholder in YGM and has the right to appoint the President. As at December 31, 2003, approximately C$44,000 was incurred by the Company for expenditures on this project.

The Yangshan Gold Field is located in the central part of famous west Qinling gold belt which hosts numerous carlin-style gold deposits with total proven gold resources of over 16 million ounces. The NE-trending Yangshan Gold Field is approximately 90 km long. Many gold geochemical anomalies have been identified over favorable structures and geological horizons. Several anomalies have been partially explored, leading to the discovery of several gold deposits, including Anba (3 million oz gold), Yangshan (500,000 oz), Xinguan (550,000 oz), and Caodi (900,000 oz).

The Anba deposit is located near the middle of the Yangshan Gold Field.  Gold mineralization occurs in two principal vein groups and is hosted in granite porphyry and calcarious phylite.  Total resources of the Anba deposit, based on grid drilling and trenching are estimated by the Gansu Provincial Government at 16.1 million tonnes grading 5.64 g/t gold. Two major strata-form ore bodies (#305 and #314) contribute 96% of the estimated resources. Within 1.45 sq. km deposit area, ore body #305 is 2100m long with average width of 4.83m and average grade of 6.07g/t gold. Ore body #314 is 2050m long with average width of 6.57m, grading 5.41 g/t gold. Both ore bodies are open along strike and down-dip.  The resource estimate on the Anba project was based on 8,000m of drilling, 1,263m of underground adit and 18,632 cubic metres of trenching conducted by the current Chinese permit holder over the last several years.

Subsequently, the Company completed a technical report pursuant to National Instrument 43-101 on the Yangshan Gold Project by Lyle Morgenthaler, B.Sc.,P.Eng.  The independent study concluded that the Chinese resource estimate was professionally prepared, without bias and that the Chinese estimate would be an inferred resource within the framework of CIM guidelines.  The complete report is available on SEDAR for review as filed on February 4, 2004.  As previously announced in Minco’s news release of November 5, 2003 and December 1, 2003, resources at Yangshan are estimated at 16.1 million tonnes at 5.64 g/t gold (91 tonnes gold or 2.9 million ounces).

Anba gold deposit is one of the largest gold discoveries in China in recent years.  Minco, together with its partners, will commence further exploration in 2004.  The Company will seek the opportunity to increase its interest in this significant gold deposit.

3. West Extension of Yangshan

In 2003, the Company signed a co-operation agreement with No. 2 Exploration Institute of Gansu Bureau of Geological Exploration (“GBGE”) for the exploration and development of mineral resources in south Gansu province of China.  GBGE and Keyin would establish a new sino-foreign joint venture company to initially explore for gold in three areas to which GBGE holds exploration permits.  Keyin has rights to earn 75% equity interests in the three areas.  To earn the interest, Keyin must expend 7.5 million RMB (approximately C$1.2 million) on this project over four years.  A joint venture contract was signed subsequently on March 1, 2004.

The three areas are as follows:  1. Guanniuwan (9.14km2); 2. Hongyanggou (25.56km2); 3.  Guojiagou (17.16km2).   The three areas are all located in the Yangshan Gold Field, which is in the central part of the well known west Qinling Gold District, hosting  numerous carlin-style gold deposits.

The Guanniuwan license area covers the west strike extension of the Anba gold deposit where Minco has agreements to acquire an equity interest (see Minco news dated November 5, 2003) and east strike extension of the Xinguan gold area. The Xinguan gold area to the west is reported by GBGE to include a resource of 550,000 oz gold  grading on average 4.67g/t Au. This resource is specifically excluded from Minco’s licence. Significantly, the Guanniuwan area is located between these two areas  in the  center of a very large (about 100km2), regional geochemical gold anomaly, extending from Anba  in the east to the Xinguan in the west.

The Hongyanggou license area is located at the north of the Xinguan gold deposit and also occupies part of a major geochemical gold anomaly. Initial, early stage field investigation by the existing owners resulted in the discovery of two previously unknown gold showings on the property. No further exploration work has been done since GBGE shifted all its exploration efforts to the Xinguan Gold deposit itself.

The Guojiagou is located on the northeast part of the Yangshan gold field. Strong geochemical Au, Pb, Zn and Ag anomalies were defined during a regional stream sediment sampling program. This was followed up by a 1:10,000 scale soil sampling program and a small trenching program, leading to the discovery of a gold zone of 6-7m wide and 10g/t average grade.

An independent evaluation has been completed on the properties by an independent evaluation agency in Beijing. The exploration permits are currently being transferred, and the NI 43-101 report will be prepared on the Properties and filed through SEDAR.

Minco plans to conduct an aggressive exploration program in 2004 to follow up the gold occurrences discovered on the Properties by the Chinese partners. Many gold geochemical anomalies have been identified on the Properties over favorable structures and geological horizons. The Properties have not been systematically explored and many known occurrences have not been followed up. The three gold properties have identical geological setting, structure, alteration, and gold mineralization as those of the nearby Anba deposit where strata bound disseminated gold mineralization occurs in calcareous clastic sediments.

With the acquisition of the Guanniuwan, Hongyanggou and Guojiagou property areas and Anba, the Company has assembled a highly prospective and attractive property package in the famous West Qinling Gold District where Chinese operators estimate an aggregate resource for the District of 500 tons of gold (approx 16 million ounces), all located within this second largest gold producing district in China.

Within this district, Minco is concentrating on the NE-trending Yangshan Gold Field, which is approximately 90 km long. Many gold geochemical anomalies have been identified throughout the Yangshan gold field over favorable structures and geological horizons.   Many parts of this gold field have not been systematically explored and many known occurrences have not been followed up.   Known deposits that have been outlined include Anba, Yangshan, Xinguan, and Caodi.  Minco looks forward to rapidly advancing exploration activity on these highly prospective areas.

Gansu Keyin Mining Co. Ltd. ("Keyin"), is registering several exploration permits covering over 600km2 area. The applied areas have the identical geological and structure settings as the Anba gold deposit and cover several major regional gold anomalies on the Yangshan gold field.

Projects in Inner Mongolia:

1. Gobi

The property is located in Inner Mongolia Autonomous Region, China.  Pursuant to a Co-operative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending 18 million RMB (approximately C$2.8 million) over a four-year period.  A joint venture company called Inner Mongolia Damo Mining Co. Ltd. was formed to hold the above noted mineral interests. In 2003, the board of the directors of Damo decided to reduce its registered capital from RMB 16.8 million to RMB 7 million, with no effect to the earn-in process.  As at December 31, 2003, the Company spent approximately 7 million RMB (approximately C$1.375 million) and earned 54% project interest.

The Gobi gold project is set in the heart of the Tianshan Gold Belt, which hosts a mega gold deposit to the west in Kyrgyzstan and Uzbekistan.  Within the Zhulazhaga license, Minco’s Chinese partner outlined a small 1.4 million oz gold deposit that is being operated as a heap leach and is excluded from Minco's rights.  Minco's activities on this License included detailed geological mapping, geophysical surveys (magnetics and induced polarization ("IP")), rock geochemistry, surface trenching, and the Phase I drill program.  These programs lead to a major gold discovery approximately 1 km south of the Chinese mine where the new Discovery Pit graded 14.8 g/t gold over 9.1 metres.

A detailed IP survey was completed on the Gobi gold project in 2003 to further define the drilling targets, particularly to pinpoint the extensions of the targeted feeder zones to the gold mineralizing systems partially explored by the 2002 drill program. Several strong IP anomalies have been identified over the magnetic anomalies M2, M8, and M9.

The 2003 exploration program at Gobi Gold included 1,173 meters of drilling in nine holes.  The drilling targeted the extension to the Discovery Pit area and four geophysical anomalies.

Four holes, drilled in and around the Discovery Pit area, encountered mineralization in the 0.5 to 2.7 gram per tonne range in 1 to 5 meter widths.  Testing of new geophysical targets did not lead to any new mineralized zones.

Minco is reviewing its options on its main license as well as the adjoining license where gold mineralization has been exposed by trenching over a distance of 500 meters but has never been systematically explored.

2. BYC

In 2002, Minco reached an agreement with the Inner Mongolian Bureau of Non-ferrous Metals and Exploration to acquire a majority interest in a joint venture company which holds the BYC gold project located in central Inner Mongolia.  On December 3, 2003, the joint venture company called the Inner Mongolia Huayu-Minco Mining Co., Ltd. was formed to hold the above noted mineral interest.  Minco can earn a 75% interest in the joint venture company by spending 12 million RMB (approximately C$2.4 million) over four years.  In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. (“Cantech”).  Pursuant to the agreement, Cantech acquired the right to earn a 51% interest in the BYC project by spending 12 million RMB (approximately C$2.4 million) in exploration over 3-year period.  Cantech can earn another 9% by bringing the project to prefeasibility stage.  As at December 31, 2003, approximately C$55,000 was incurred by the Company for expenditures on this project.

The BYC Project is a premier gold prospect located in the eastern Tian Shan Metallogenic Belt at the south margin of the North China Platform.  Over 100 surface, shear hosted gold showings occur in four distinct zones over a strike length of 12km.  Grades vary from 1.2g/t to 71.0g/t gold highlighted by the surface trench, which returned values of 71.0gm/t gold over 9 meters.

A surface program, including a detailed evaluation of the geology, alternation, structure, and mineralization associated with the numerous gold occurrences in the project area, has been completed under the supervision of Peter Folk, P. Eng.  About 50 check samples taken from this surface program returned gold value in the range of 0.1 g/t to 11.78g/t. Majority of the samples are taken from the material in the areas of the old mine workings, including the hanging wall and foot wall of the mined out gold zone. Assays taken by Peter Folk combined with data generated by J. Oliver (report of March 2003) confirm the level of gold reported by the Chinese agency.

The completed surface program has defined several drill targets for a proposed C$500,000 first phase drill program. The initial focus on drilling will be the “North Zone” at the west end of the host monzonite intrusion. This is the general area of an early sample yielding 71g/t gold over 9 meters.

New Cantech is planning a spring program leading to a substantial drill program by mid-year.

Financial Activity

Results of Operations - 2003:

In 2003, the Company spent an aggregate of $352,394 on its properties in China.  Administrative expenses were $1,498,381 compared to $820,556 for 2002.  The increase of $677,825, other than project investigation and promotion, was mainly due to the recognition of $242,581 stock based compensation expense.

During the year ended December 31, 2003, the Company made efforts to cut costs for administration and office overhead.  Therefore, management fees, office and miscellaneous, rent, salaries and benefits were significantly reduced.  Salaries and benefits decreased to $138,582 compared to $178,348 in 2002, due to the downsizing in June and July 2003.  Rent cost decreased to $85,698 from $115,107 for 2002 as a result of partial office space subleasing.  Management fees were reduced from $75,773 to $13,499, due to the majority of the Management’ time was allocated to exploration and new project investigation, rather than general administration.

The foreign exchange loss of $48,148 was due to the well-known sharp drop of US dollar to Canadian dollar exchange rate, which started in the second quarter of 2003.  The Company’s US dollar denominated monetary balances have been adjusted to reflect the exchange rate as at December 31, 2003.  Since the Company has US dollar monetary assets only, the adjustment caused the material amount of exchange loss.

At the same time, more resources were allocated to the evaluation of new properties and to the improvement of corporate visibility in the securities market.  As a result, costs for project investigation increased by $392,477, and promotion increased by $33,450.

Other items contributing to the increase of the total administrative expenses include interest expense on convertible debenture, legal fees for financing related activities, and foreign exchange loss.

Net loss from operations for the year 2003 was $(1,769,195) or $(0.08) per share.  Net loss from operations for the year 2002 was $(1,288,209) or $(0.07) per share.

Summary of Quarterly Results:

Year	2003				2002
3 months ended	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
$ (000’s)
Interest & sundry income	34	4	0	0	16	3	0	8
Administration expenditures	338	205	360	149	225	198	198	146
Project investigation	361	35	27	23	34	0	1	18
Exploration costs, net of recovery	87	119	36	67	88	77	217	113
Net Income/(Loss)	(752)	(355)	(423)	(239)	(331)	(272)	(416)	(269)
Basic and diluted loss per common share in dollars/share	(0.03)	(0.02)	(0.02)	(0.01)	(0.02)	(0.01)	(0.02)	(0.02)

The factors that have caused variations over the quarters include: the fluctuation of cash balances and exchange rates, the level of activities of property exploration and evaluation, and the recognition of non-cash expense items such as stock based compensation.

Financing Activities:

On March 6, 2003, the Company completed a $580,600 convertible debenture financing.  The debenture accrued interest at a rate of 10% per year and matured in five years.  The Company held the option to pay interest on the debenture in the form of cash or common shares.  On July 31, 2003, the Company made the first semi-annual interest payment in cash.  In November 2003, the debenture was converted into 1,451,500 common shares at $0.40 per share and the accrued interest was converted into 10,250 common shares at $1.80 per share.  These common shares were allotted before the year-end.  Subsequent to the year-end, all of the allotted common shares have been issued.

On July 30, 2003, the Company completed a non-brokered private placement of 4,285,714 units priced at $0.35 per unit with each unit consisting of one common share and one-half non-transferable share purchase warrant with each warrant entitling the holder to acquire a further common share at $0.40 until July 21, 2004 and at $0.60 until July 21, 2005.  The Company applied the residual approach and allocated the total proceeds of $1,455,257 to the common shares and $nil to warrants.  The securities were restricted from trading until November 21, 2003.

The proceeds of the two above-mentioned financings were used for Gobi, BYC projects and general operation, as previously disclosed.  For details on expenditure for various projects, please refer to Note 3 to the audited annual financial statements.  For details on expenditure for new project investigation and general corporate purposes, please refer to the audited annual Consolidated Statements of Operations and Deficit.  To summarize, during the year the Company spent C$352,394 (see Note 3) on its properties, C$445,933 on new project investigation, and C$711,883 for promotion and general operations, with all non-cash items excluded.

On December 8, 2003, the Company completed a brokered private placement of 3,748,848 units priced at $1.70 per unit with each unit consisting of one common share and one-half non-transferable share purchase warrant with each warrant entitling the holder to acquire a further common share at $2.15 until December 8, 2005.  In addition, the Company issued an underwriter’s compensation warrant entitling the underwriter to purchase up to 262,419 common shares, exercisable at a price of $1.80 per share for a period of twelve months from closing.  The Company applied the residual approach and allocated the total proceeds of $5,908,695 to the common shares and $nil to warrants.  The securities were restricted from trading until April 8, 2004.

The net proceeds from the Offering will be used for funding exploration and development activities on the Company’s mineral properties in the People’s Republic of China, the acquisition of further mineral properties and for general corporate purposes.  Since this brokered private placement was completed close to yearend, the proceeds had not been spent on proposed projects.  Therefore, the Company had a large cash balance, including short-term investment, of C$6,543,809, as at December 31, 2003.

Liquidity:

The Company has sufficient working capital to achieve its business objectives and milestones.  For its contractual obligations, please refer to Note 11(a) to the audited annual financial statements.

Capital Resources:

The expected source of funds to meet commitments to various properties (as shown in the discussion of project activities) is equity financing.  The current trend of base and precious metal market is positive, therefore it will be beneficial to the Company for any financing proposed in the near future.

Critical Accounting Policies:

Please refer to Note 2 to the audited annual financial statements.

Miscellaneous Items

In September 2003, Dr. Robert J. Gayton was appointed to the Board of Directors and Chairman of the Company's Audit Committee.

Dr. Gayton has been consulting on accounting and finance issues for the last 30 years, first as an audit partner with Peat, Marwick Mitchell (now KPMG), Chartered Accountants and more recently as CFO/Director for numerous public and private companies.

Currently Dr. Gayton holds positions with a number of companies, including vice-president, finance of Western Silver Corporation and director/audit committee chairman with Bema Gold Corporation, Intrinsyc Software, Inc., Nevsun Resources Ltd., Doublestar Resources Ltd. and Canadian Zinc Corporation.

Under Dr. Gayton's guidance, the Company will continue to meet disclosure and corporate governance requirements.

Subsequent Events

Please refer to Note 14 to the financial statements.  All subsequent events related to projects have been discussed under the previous heading of Project Activity.